Exhibit 99.1

NOVA Chemicals Corporation
1000 Seventh Avenue S.W.
Calgary, Alberta
Canada T2P 5L5

www.novachemicals.com
403.750.3600 tel
403.269.7410 fax

First Quarter 2012 Earnings Report

All financial information is in U.S. dollars unless otherwise indicated.  Unless otherwise indicated or required by the context, as used in this earnings report, the terms “NOVA Chemicals,” the “Company,” “we,” “our” and “us” refer to NOVA Chemicals Corporation and all of its subsidiaries and joint ventures that are consolidated. This management discussion and analysis (“MD&A”) should be read in conjunction with our unaudited interim condensed consolidated financial statements for the three months ended March 31, 2012 and our audited consolidated financial statements and MD&A for the year ended December 31, 2011.

First Quarter 2012 Results

In the first quarter of 2012, we generated a profit of $191 million compared to a profit of $163 million for the first quarter of 2011.  The quarter-over-quarter improvement was primarily due to higher margins in our Olefins segments.

The Olefins/Polyolefins business unit generated $308 million of operating profit in the first quarter of 2012 versus an operating profit of $281 million during the first quarter of 2011. The improvement was due to higher margins in our Olefins segments, partially offset by lower margins in our Polyethylene segment.

The Performance Styrenics segment reported an operating profit from continuing operations of $5 million in the first quarter of 2012 versus an operating profit from continuing operations of $3 million in the first quarter of 2011. The improvement was due to higher expandable polystyrene margins.

Highlights

In May 2012, we signed a memorandum of understanding with Mistral Midstream Inc. to purchase ethane from a proposed gas processing facility to be located in southeast Saskatchewan, Canada.  Ethane from this new facility will be transported on the Vantage Pipeline to Alberta.  The Vantage Pipeline is expected to be commissioned in the second quarter of 2013, subject to receipt of regulatory and other approvals.

We ended the first quarter of 2012 with approximately $700 million in cash and cash equivalents after we repaid our $400 million 6.5% notes using cash-on-hand, as well as paid a $75 million distribution to our shareholder.

Basis of Presentation

Our unaudited interim condensed consolidated financial statements for the three months ended March 31, 2012 have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting. Our unaudited interim condensed consolidated financial statements do not include all of the information required in annual financial statements in accordance with International Financial Reporting Standards (“IFRS”) and should be read in conjunction with our audited consolidated financial statements for the year ended December 31, 2011.

NOVA Chemicals Financial Highlights

	Three Months Ended
(millions of U.S. dollars)	Mar. 31 2012	Mar. 31 2011
Revenue	$1,341	$1,299

Operating profit from continuing operations (1)
Olefins/Polyolefins (2)	$308	$281
Performance Styrenics	5	3
Operating profit from the businesses from continuing operations (3)	313	284
Corporate costs	(24)	(23)
Operating profit from continuing operations	$289	$261

Profit for the period	$191	$163

Cash provided by operating activities	$232	$45

(1)         Profit from continuing operations before finance costs, net, income taxes and other losses, net. See Supplemental Measures.

(2)         Olefins/Polyolefins consists of the Joffre Olefins, Corunna Olefins and Polyethylene segments.

(3)         See Supplemental Measures.

Review of Business Results

OLEFINS/POLYOLEFINS BUSINESS UNIT

Financial Highlights

	Three Months Ended
(millions of U.S. dollars, except as noted)	Mar. 31 2012	Mar. 31 2011
Revenue	$1,268	$1,228

Depreciation and amortization	$68	$62

Operating profit (loss) (1)
Joffre Olefins	$304	$188
Corunna Olefins	45	44
Polyethylene	(3)	79
Eliminations	(38)	(30)
Total operating profit	$308	$281

Capital spending	$33	$23

Polyethylene sales volumes (millions of pounds) (2)	805	780

(1)         See Supplemental Measures.

(2)         Third-party sales.

Average Benchmark Prices (1)

	Three Month Average
(U.S. dollars per pound, except as noted)	Mar. 31 2012	Mar. 31 2011
Principal Products:
Ethylene (2)	$0.55	$0.49
Polyethylene — linear low density butene liner (3)	$0.74	$0.70
Polyethylene — weighted-average benchmark (3)	$0.76	$0.72
Raw Materials:
AECO natural gas (dollars per mmBTU) (4)	$2.14	$3.81
NYMEX natural gas (dollars per mmBTU) (4)	$2.77	$4.14
WTI crude oil (dollars per barrel) (5)	$102.93	$94.10

(1)         Average benchmark prices do not necessarily reflect actual prices realized by NOVA Chemicals or any other petrochemical company.

(2)         Source: Chemical Market Associates, Inc. (“CMAI”) U.S. Gulf Coast Net Transaction Price.

(3)         Source. Townsend Polymer Services and Information. Benchmark prices weighted according to NOVA Chemicals’ sales volume mix in North America.

(4)         Source: Canadian Gas Price Reporter.  AECO gas is weighted-average daily spot gas price.  NYMEX gas is Henry Hub 3-Day Average Close.

(5)         Source: Platt’s.  NYMEX WTI daily spot-settled price average for calendar month.

Review of Operations

Operating profit was $308 million in the first quarter of 2012 compared to operating profit of $281 million in the first quarter of 2011.  The improvement was due to increased margins in our Olefins segments as higher selling prices and lower natural gas costs more than offset higher crude oil based feedstock costs, offset slightly by lower polyethylene margins as feedstock costs for this segment rose more than sales prices.

Joffre Olefins

First Quarter 2012 Versus First Quarter 2011

Joffre Olefins reported operating profit of $304 million in the first quarter of 2012, up from $188 million in the first quarter of 2011.  The improvement was primarily due to higher margins and sales volumes.  Margins were higher due to lower average AECO natural gas costs and higher average ethylene and co-product prices.

In May 2012, we signed a memorandum of understanding with Mistral Midstream Inc. to purchase ethane from a proposed gas processing facility to be located in southeast Saskatchewan, Canada.  Ethane from this new facility will be transported on the Vantage Pipeline to Alberta.  The Vantage Pipeline is expected to be commissioned in the second quarter of 2013, subject to receipt of regulatory and other approvals.

Corunna Olefins

First Quarter 2012 Versus First Quarter 2011

Corunna Olefins reported operating profit of $45 million in the first quarter of 2012, compared to operating profit of $44 million in the first quarter of 2011.  A small increase in margins during the first quarter of 2012 was mostly offset by an increase in depreciation and amortization due to the maintenance turnaround at the end of 2011.

Average co-product prices increased in the first quarter of 2012 compared to the first quarter of 2011, with butadiene increasing by 26% and propylene decreasing by 6%.

Beginning on January 1, 2012, we changed our method of calculating the intercompany transfer price on sales of ethylene from our Corunna Olefins segment to our Performance Styrenics segment.  See Performance Styrenics below for more information.

Polyethylene

First Quarter 2012 Versus First Quarter 2011

The Polyethylene segment reported an operating loss of $3 million in the first quarter of 2012, down from an operating profit of $79 million in the first quarter of 2011.  Higher sales volume and prices were more than offset by higher raw material costs.

Beginning January 1, 2011, we changed our method of calculating the intercompany transfer price on sales of ethylene from our Joffre Olefins segment to our Polyethylene segment to be consistent with our method of calculating the intercompany transfer price on sales of ethylene from our Corunna Olefins segment to our Polyethylene segment.  We accounted for the change on a prospective basis.  If we had accounted for the change on a retrospective basis by revaluing inventory as of January 1, 2011, operating profit for the Polyethylene segment and eliminations would have been approximately $30 million lower for the first quarter of 2011.

In late 2011, our Mooretown low-density polyethylene facility suffered an unplanned shutdown. We will need to perform extensive repairs to return the facility to full operations; however, in the interim, we have modified the facility and will operate it at lower production rates.  In April 2012, we ended the Force Majeure for a limited number of our low-density polyethylene grades.  For the balance of our low-density polyethylene product slate, we expect the Force Majeure to remain in effect until full operations are restored at the facility, which we anticipate to be in the second quarter of 2013.  The impact to first quarter operating income in the Olefins/Polyolefins business unit was in the range of $15 to 20 million after mitigation efforts, which included selling excess ethylene to third party customers.

The average North American industry linear-low density polyethylene butene liner price was 74¢ per pound in the first quarter of 2012, higher than the 70¢ per pound average for the first quarter of 2011, according to Townsend Polymer Services and Information.

PERFORMANCE STYRENICS

Financial Highlights from Continuing Operations

	Three Months Ended
(millions of U.S. dollars, except as noted)	Mar. 31 2012	Mar. 31 2011
Revenue	$87	$81

Depreciation and amortization	$—	$—

Operating profit (1)	$5	$3

Capital spending	$—	$—

Sales volumes (millions of pounds) (2)	67	64

(1)         See Supplemental Measures.

(2)         Third-party sales.

Average Benchmark Prices (1)

	Three Month Average
(U.S. dollars per pound)	Mar. 31 2012	Mar. 31 2011
Styrene Monomer	$0.74	$0.74
Expandable Polystyrene	$1.06	$0.99

(1)         Source:  CMAI.  Average benchmark prices do not necessarily reflect actual prices realized by NOVA Chemicals or any other petrochemical company.

Review of Operations

First Quarter 2012 Versus First Quarter 2011

The Performance Styrenics segment reported an operating profit from continuing operations of $5 million in the first quarter of 2012 compared to an operating profit from continuing operations of $3 million in the first quarter of 2011.  The increase was primarily due to sales prices increasing more than feedstock costs for expandable polystyrene.

Beginning on January 1, 2012, we changed our method of calculating the intercompany transfer price on sales of ethylene from our Corunna Olefins segment to our Performance Styrenics segment to be consistent with our method of calculating the intercompany transfer price on sales of ethylene from our Corunna Olefins segment to our Polyethylene segment.  We accounted for the change on a prospective basis. If we had accounted for the change on a retrospective basis operating profit for the first quarter of 2011 would have been approximately $2 million higher for the Corunna Olefins segment and approximately $2 million lower for the Performance Styrenics segment.  Operating profit for the Performance Styrenics segment and eliminations would have been approximately $2 million lower for the first quarter of 2012 if we had accounted for the change on a retrospective basis by revaluing inventory as of January 1, 2012.

Assets Held for Sale and Discontinued Operations

The SYNTHEON assets continue to be reported as held for sale.  The assets are available for immediate sale and can be sold to a potential buyer(s) in their current condition.  Management expects any potential disposal to be completed by the end of 2012.  Associated results of operations, financial position and cash flows are separately reported as discontinued operations and assets and liabilities as held for sale for all periods presented.

CORPORATE

	Three Months Ended
(millions of U.S. dollars)	Mar. 31 2012	Mar. 31 2011
Corporate operating costs	$(26)	$(25)
Mark-to-market feedstock derivatives (1)	—	1
Foreign exchange gain	4	4
Depreciation and amortization	(2)	(3)
Operating loss from continuing operations (2)	$(24)	$(23)

(1)         We are required to record on the statement of financial position the market value of open derivative positions which either do not qualify for hedge accounting treatment or are not designated by us as qualifying hedges.  The gain or loss resulting from changes in the market value of these derivatives is recorded as earnings or loss each period.  These mark-to-market adjustments are recorded in the feedstock and operating costs line on the consolidated income statements and as part of Corporate results until the positions are realized.  Once realized, any income effects are recorded in business results.

(2)         See Supplemental Measures.

Corporate Operating Costs

Corporate operating costs during the first quarter of 2012 were consistent with the first quarter of 2011.

Mark-to-Market Feedstock Derivatives

There was no change in the mark-to-market value of our open feedstock positions in the first quarter of 2012. The Company locks in a portion of its propane and butane feedstock requirements as a percentage of crude oil using forward contracts that extend to the fourth quarter of 2012. From time-to-time, our portfolio also includes trades to re-price feedstock inventory, and lock-in at a fixed price, small volumes of our winter natural gas requirements.  During the first quarter of 2011, we recorded an unrealized gain of $1 million.

Capitalization, Liquidity and Cash Flow

Capitalization

(millions of U.S. dollars)	Mar. 31 2012	Dec. 31 2011
Long-term debt due within one year (1)	$1	$582
Long-term debt	1,383	1,159
Less: cash and cash equivalents (2)	(694)	(960)
Total debt, net of cash and cash equivalents	$690	$781
Total equity	$2,568	$2,380

Quarterly decrease in debt, net of cash (3)	$91	$80

(1)           At December 31, 2011, includes our $400 million 6.5% notes which were repaid in January 2012 and drawn amounts on the accounts receivable securitization programs which were extended in 2012 and subsequently reclassified to long-term debt.

(2)           Does not include cash of disposal group classified as held for sale.

(3)           Benchmarked against the previous applicable quarter.

Liquidity

We define liquidity as total available revolving credit facilities, less utilization (including letters of credit), plus cash and cash equivalents.  NOVA Chemicals’ total liquidity at March 31, 2012 was $1,242 million, a decrease of $266 million from total liquidity of $1,508 million at December 31, 2011.

On January 17, 2012, we repaid our $400 million 6.5% notes using cash-on-hand.

We have three revolving credit facilities totaling $565 million as of March 31, 2012 (three totaling $565 million as of December 31, 2011).  As of March 31, 2012 and December 31, 2011, we had utilized $17 million of our revolving credit facilities.

We have two accounts receivable securitization programs (one in the U.S. and one in Canada).  In January 2012, we amended our Canadian accounts receivable securitization program to extend the term for three years to February 11, 2015.  The Canadian program allows for maximum funding of $100 million.  In February 2012, we amended our U.S. accounts receivable securitization program to extend the term for two years to January 30, 2014 and to increase the maximum funding from $100 million to $125 million.  At March 31, 2012, the combined balance under the programs was $219 million and is included in long-term debt.  At December 31, 2011, the combined balances under the programs were $182 million and are included in long-term debt due within one year.  At March 31, 2012 and December 31, 2011, the maximum funding availability of the programs was $225 million and $200 million, respectively.

Our $425 million senior secured revolving credit facility and our accounts receivable securitization programs are governed by financial covenants which require quarterly compliance.  The covenants require a maximum senior debt-to-cash flow ratio of 3:1 computed on a rolling twelve month basis and a debt-to-capitalization ratio not to exceed 60%.  We were in compliance with these covenants at March 31, 2012.

Inflows and Outflows of Cash

During the first quarter of 2012, we generated $235 million in cash from operating activities from continuing operations.  Funds from operations were $338 million. Capital expenditures and turnaround costs totaled $37 million for the three months ended March 31, 2012.  During the first quarter of 2012, we repaid our $400 million 6.5% notes using cash-on-hand, as well as paid a $75 million distribution to our shareholder.  The net decrease in cash and cash equivalents for the first quarter of 2012 was $266 million.

Feedstock Derivative Positions

We maintain a derivatives program to manage risk associated with our feedstock purchases.  In the first quarter of 2012, we recorded no net after-tax gain or loss on realized positions. In the first quarter of 2011, we recorded a $2 million net after-tax loss on realized positions.

Mark-to-market adjustments related to the change in the value of open feedstock positions are recorded as part of Corporate results until the positions are realized.  Once realized, any income effects are recorded in business results.  See Mark-to-Market Feedstock Derivatives in Corporate above for more details.

Summary Quarterly Financial Information

	2012	2011				2010
(millions of U.S. dollars)	Jan. 1 to Mar. 31	Oct. 1 to Dec. 31	Jul. 1 to Sep. 30	Apr. 1 to Jun. 30	Jan. 1 to Mar. 31	Oct. 1 to Dec. 31	Jul. 1 to Sep. 30	Apr. 1 to Jun. 30

Revenue	$1,341	$1,102	$1,448	$1,392	$1,299	$1,170	$1,072	$1,244
Operating profit from continuing operations (1)	$289	$144	$254	$348	$261	$132	$118	$207
Profit	$191	$77	$150	$225	$163	$63	$58	$46

(1)         See Supplemental Measures.

Changes in Profit

(millions of U.S. dollars)	Q1 2012 Compared to Q1 2011
Higher operating margin (1)	$37
Higher research and development	(1)
Higher sales and marketing	(1)
Higher general and administrative	(7)
Lower finance costs, net	11
Lower other losses, net	3
Lower income tax expense	6
Lower profit from discontinued operations	(20)
Increase in profit	$28

(1)         Operating margin equals revenue less feedstock and operating costs (includes impact of realized and unrealized gains and losses on mark-to-market feedstock derivatives).

Profit increased during the first quarter of 2012 as compared to the first quarter of 2011 primarily due to an increase in margins for the Olefins segments as higher selling prices and lower natural gas costs more than offset higher crude oil based feedstock costs.  Higher sales volumes and prices in our Polyethylene segment were more than offset by higher raw material costs.

General and administrative expenses increased during the first quarter of 2012 as compared to the first quarter of 2011 primarily due to an increase in compensation related costs.

Finance costs, net, were lower during the first quarter of 2012 as compared to the first quarter of 2011 primarily due to the maturity and repayment of our $400 million 6.5% notes in January 2012 and a decrease in finance costs on our revolving credit facilities.

For the first quarter of 2012, other losses, net, decreased compared with the first quarter of 2011 primarily due to losses recognized related to U.S. patent litigation in the first quarter of 2011.

Income tax expense was lower in the first quarter of 2012 as compared to the first quarter of 2011 primarily due to unrecognized loss carryforwards.

Supplemental Measures

We present certain supplemental measures below, which do not have any standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other companies.  We believe that certain non-GAAP financial measures, when presented in conjunction with comparable IFRS financial measures, are useful to readers because the information is an appropriate measure for evaluating our operating performance.  Internally, we use this non-GAAP financial information as an indicator of business performance, with specific reference to these indicators.  These measures should be considered in addition to, and not as a substitute for or superior to, measures of financial performance prepared in accordance with IFRS.

•      Operating Profit From Continuing Operations — profit from continuing operations before finance costs, net, income taxes and other gains and losses.  This measure assists readers in analyzing our profit from continuing operations.

(millions of U.S. dollars)	Three Months Ended
Reconciliation of operating profit from continuing operations to profit for the period	Mar. 31 2012	Mar. 31 2011
Operating profit from continuing operations	$289	$261
Finance costs, net	(33)	(44)
Other losses, net	(2)	(5)
Income tax expense	(57)	(63)
Profit from continuing operations	197	149
(Loss) profit from discontinued operations, net of tax	(6)	14
Profit for the period	$191	$163

•      Operating Profit from the Businesses from Continuing Operations — represents operating profit from continuing operations from the Olefins/Polyolefins and Performance Styrenics business units.  This measure highlights the ongoing performance of the business units excluding one-time charges, events or other items that are not driven by the business units.

•      Senior Debt-to-Cash Flow — equals the drawn amount on any secured credit facilities of the Company (including letters of credit), plus the funded amount of our accounts receivable securitization programs, divided by Consolidated Cash Flow. This measure is provided to assist readers in calculating our financial covenant.

•      Consolidated Cash Flow — equals consolidated profit (loss), plus finance costs, income taxes and depreciation and amortization, less all non-cash items. This measure excludes any extraordinary gains and losses (including gains and losses resulting from the sale of assets) and excludes certain subsidiaries. The Consolidated Cash Flow calculation is performed on a rolling twelve months.  This measure is provided to assist readers in calculating our Senior Debt-to-Cash Flow financial covenant.

•      Debt-to-Capitalization — equals Net Consolidated Debt, divided by the aggregate of Consolidated Shareholder’s Equity, Net Consolidated Debt and Subordinated Shareholder Debt. This measure is provided to assist readers in calculating our financial covenant.

•      Net Consolidated Debt — equals long-term debt due within one year and long-term debt as reflected on our most recent quarterly Consolidated Statement of Financial Position (excluding debt of certain subsidiaries and any non-recourse debt, less cash and cash equivalents as reflected on our Consolidated Statement of Financial Position (excluding cash and cash equivalents of certain subsidiaries). This measure is provided to assist readers in calculating our Debt-to-Capitalization financial covenant.

•      Consolidated Shareholder’s Equity — equals consolidated equity as reflected on our most recent quarterly Consolidated Statement of Financial Position (excluding equity allocable to certain subsidiaries or equity allocable to assets that secure non-recourse debt). This measure is provided to assist readers in calculating our Debt-to-Capitalization financial covenant.

NOVA Chemicals Corporation

Notice of Disclosure of Non-auditor Review of Interim Financial Statements for the periods ended March 31, 2012 and 2011

The accompanying unaudited interim condensed consolidated financial statements of NOVA Chemicals Corporation for the interim periods ended March 31, 2012 and 2011, have been prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting, and are the responsibility of the Company’s management.

Our independent auditors, Ernst & Young LLP, have not performed a review of these interim financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

Dated this 8th day of May 2012.

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Income Statements

		Three Months Ended
(unaudited, millions of U.S. dollars)	Notes	Mar. 31 2012	Mar. 31 2011
Revenue		$1,341	$1,299
Feedstock and operating costs		994	989
Research and development		10	9
Sales and marketing		8	7
General and administrative		40	33
		1,052	1,038
Operating profit from continuing operations		289	261

Finance costs, net	5	(33)	(44)
Other losses, net		(2)	(5)
		(35)	(49)
Profit before income taxes from continuing operations		254	212
Income tax expense	6	(57)	(63)
Profit from continuing operations		197	149
(Loss) profit from discontinued operations, net of tax	7	(6)	14
Profit for the period		$191	$163

Refer to the accompanying notes to the Condensed Consolidated Financial Statements.

Consolidated Statements of Comprehensive Income

	Three Months Ended
(unaudited, millions of U.S. dollars)	Mar. 31 2012	Mar. 31 2011
Profit for the period	$191	$163

Exchange differences on translation of foreign operations from continuing operations	—	1
Exchange differences on translation of foreign operations from discontinued operations	1	1
Recycled to income statement on disposal of foreign operations	—	(5)
	1	(3)

Actuarial losses arising from employee benefit plan liabilities	(5)	(5)
Income tax effect	1	1
	(4)	(4)
Other comprehensive loss for the period, net of tax	(3)	(7)
Total comprehensive income for the period, net of tax	$188	$156

Refer to the accompanying notes to the Condensed Consolidated Financial Statements.

Consolidated Statements of Financial Position

(unaudited, millions of U.S. dollars)	Notes	Mar. 31 2012	Dec. 31 2011
Assets
Current assets
Cash and cash equivalents		$694	$960
Trade and other receivables		519	510
Inventories		570	575
Income taxes receivable		47	31
Restricted cash	11	85	85
Other current assets		98	82
		2,013	2,243
Assets held for sale	7	22	22
		2,035	2,265

Intangible assets		427	435
Other non-current assets		28	25
Deferred tax asset		20	37
Property, plant and equipment	8	3,413	3,446
		$5,923	$6,208
Liabilities and Equity
Current liabilities
Trade and other payables		$373	$343
Other current liabilities		87	178
Income taxes payable		18	40
Provisions	10	108	109
Long-term debt due within one year	9	1	582
		587	1,252
Liabilities associated with assets held for sale	7	9	7
		596	1,259

Long-term debt	9	1,383	1,159
Other non-current liabilities		50	48
Employee benefit plan liability		440	449
Provisions	10	102	105
Deferred tax liability		784	808
		3,355	3,828
Equity
Issued capital		786	786
Foreign currency translation reserve		(2)	(3)
Retained earnings		1,784	1,597
		2,568	2,380
		$5,923	$6,208

Refer to the accompanying notes to the Condensed Consolidated Financial Statements.

Consolidated Statements of Changes in Equity

(unaudited, millions of U.S. dollars)	Issued capital	Foreign currency translation reserve	Retained earnings	Total equity

At December 31, 2010	$861	$2	$1,108	$1,971
Profit for the period	—	—	163	163
Other comprehensive loss	—	(3)	(4)	(7)
Total comprehensive income	—	(3)	159	156
At March 31, 2011	$861	$(1)	$1,267	$2,127

At December 31, 2011	$786	$(3)	$1,597	$2,380
Profit for the period	—	—	191	191
Other comprehensive income (loss)	—	1	(4)	(3)
Total comprehensive income	—	1	187	188
At March 31, 2012	$786	$(2)	$1,784	$2,568

Refer to the accompanying notes to the Condensed Consolidated Financial Statements.

Consolidated Statements of Cash Flows

	Three Months Ended
(unaudited, millions of U.S. dollars)	Mar. 31 2012	Mar. 31 2011
Operating activities
Profit before tax	$248	$226
Loss (profit) from discontinued operations, net of tax	6	(14)
Profit before tax from continuing operations	254	212
Non-cash adjustments to reconcile profit before tax to net cash flows:
Depreciation and amortization	70	65
Unrealized gain on derivatives	—	(1)
Unrealized foreign exchange loss	—	2
Movements in provisions and pensions	(18)	(9)
Finance costs	32	43
	338	312

Working capital adjustments:
Trade and other receivables	(10)	(85)
Inventories	8	(106)
Other current assets	(9)	(4)
Trade and other payables	28	28
Other current liabilities	(23)	(4)
	(6)	(171)
Changes in other non-current assets and liabilities	(3)	(4)
	(9)	(175)

Interest received	1	1
Income tax payments, net of refunds	(95)	(89)
Cash provided by operating activities from continuing operations	235	49
Cash used in operating activities from discontinued operations	(3)	(4)
Cash provided by operating activities	232	45

Investing activities
Purchase of property, plant and equipment	(34)	(23)
Turnaround costs	(3)	(2)
Proceeds from sale of investment in joint ventures	—	65
Proceeds from dissolution of other investments	—	5
Cash (used in) provided by investing activities	(37)	45

Financing activities
Long-term debt repayments	(400)	(1)
Increase in accounts receivable securitization funding	37	12
Interest paid	(23)	(25)
Distribution paid	(75)	—
Cash used in financing activities	(461)	(14)

(Decrease) increase in cash and cash equivalents	(266)	76
Cash and cash equivalents, beginning of period	960	306
Cash and cash equivalents, end of period	$694	$382

Refer to the accompanying notes to the Condensed Consolidated Financial Statements.

Notes to Condensed Consolidated Financial Statements

(unaudited, millions of U.S. dollars, unless otherwise noted)

1.              Corporate information

These unaudited interim condensed consolidated financial statements of NOVA Chemicals Corporation for the three months ended March 31, 2012 and 2011 were authorized for issue in accordance with a resolution adopted by the audit committee of our Board of Directors on May 4, 2012.  NOVA Chemicals Corporation is a corporation continued under the laws of the Business Corporations Act (New Brunswick) with its principal place of business located at 1000 Seventh Avenue S.W., Calgary, Alberta, Canada T2P 5L5.  Where used in these financial statements, “NOVA Chemicals” or the “Company” or “we” or “our” or “us” means NOVA Chemicals Corporation alone or together with its subsidiaries, depending on the context in which such terms are used.

2.              Basis of preparation and accounting policies

Basis of preparation

Our unaudited interim condensed consolidated financial statements for the three months ended March 31, 2012 have been prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting. Our unaudited interim condensed consolidated financial statements do not include all of the information required in annual financial statements in accordance with International Financial Reporting Standards (“IFRS”) and should be read in conjunction with our audited consolidated financial statements for the year ended December 31, 2011.

The same accounting policies and methods of computation were followed in the preparation of these unaudited interim condensed consolidated financial statements as were followed in the preparation of the audited consolidated financial statements for the year ended December 31, 2011, except for the changes discussed below.

Changes in accounting policies and disclosures

New and amended standards and interpretations

Our accounting policies adopted are consistent with those of the prior period, except for the following amended standards effective as of January 1, 2012:

Amendments to IAS 12: Deferred Tax — Recovery of Underlying Assets, amends IAS 12, Income Taxes, by creating an exception to the principle that the measurement of deferred tax liabilities and deferred tax assets should reflect the tax consequences that would follow from the manner in which the entity expects to recover or settle the carrying amount of its assets and liabilities. In specified circumstances, such as when the deferred tax liability or asset arises from investment property or property, plant and equipment or intangible assets measured using the revaluation model, the measurement of deferred tax liabilities and assets should reflect a rebuttable presumption that the carrying amount of the underlying asset will be recovered entirely by sale. Standing Interpretations Committee (“SIC”) 21, Income Taxes—Recovery of Revalued Non-Depreciable Assets, is no longer applicable to investment properties carried at fair value. The remaining guidance from SIC 21 was added to IAS 12, which requires businesses to measure the deferred tax relating to an asset to be measured based upon the expectation that the carrying amount of the asset will be recovered by selling the asset or using it. The amendments are effective January 1, 2012.  The application of the amended standard did not have an impact on our consolidated financial statements.

The International Accounting Standards Board’s amendment to IFRS 7, Financial Instruments: Disclosures is effective for annual periods beginning on or after July 1, 2011, with earlier adoption permitted.  The amendment relates to required annual disclosures for transfers of financial assets to help users of the financial statements evaluate the risk exposures relating to such transfers and the effect of those risks on an entity’s financial position. We adopted this amendment as of January 1, 2012 and the required disclosures, if any, will be reflected in our annual consolidated financial statements.

3.              Significant accounting judgments, estimates and assumptions

The preparation of our unaudited interim condensed consolidated financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the disclosure of contingent liabilities at the end of the reporting period.  Uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of the asset or liability affected in future periods.

The judgments, estimates and assumptions applied in our unaudited interim condensed consolidated financial statements for the three month period ended March 31, 2012, including the key sources of estimation uncertainty were the same as those applied in our audited consolidated financial statements for the year ended December 31, 2011.

4.              Segmented information

The following tables provide information for each reportable operating segment.

	Three Months Ended
(unaudited, millions of U.S. dollars)	Mar. 31 2012	Mar. 31 2011
Revenue
Joffre Olefins	$535	$467
Corunna Olefins	636	590
Polyethylene	561	540
Performance Styrenics	87	81
Eliminations	(478)	(379)
	$1,341	$1,299

	Three Months Ended
(unaudited, millions of U.S. dollars)	Mar. 31 2012	Mar. 31 2011
Operating profit (loss) from continuing operations
Joffre Olefins	$304	$188
Corunna Olefins	45	44
Polyethylene	(3)	79
Performance Styrenics	5	3
Corporate	(24)	(23)
Eliminations	(38)	(30)
Operating profit from continuing operations	$289	$261
Finance costs, net	(33)	(44)
Other losses, net	(2)	(5)
Profit before income taxes from continuing operations	$254	$212

	Three Months Ended
(unaudited, millions of U.S. dollars)	Mar. 31 2012	Mar. 31 2011
Depreciation and amortization
Joffre Olefins	$38	$36
Corunna Olefins	10	5
Polyethylene	20	21
Corporate	2	3
	$70	$65

	Three Months Ended
(unaudited, millions of U.S. dollars)	Mar. 31 2012	Mar. 31 2011
Capital Spending
Joffre Olefins	$9	$4
Corunna Olefins	11	11
Polyethylene	13	8
Corporate	1	—
	$34	$23

(unaudited, millions of U.S. dollars)	Mar. 31 2012	Dec. 31 2011
Assets
Joffre Olefins	$2,356	$2,396
Corunna Olefins	742	742
Polyethylene	1,800	1,745
Performance Styrenics	128	118
Corporate	977	1,237
Eliminations	(80)	(30)
	$5,923	$6,208

5.              Finance costs

	Three Months Ended
Components of finance costs (unaudited, millions of U.S. dollars)	Mar. 31 2012	Mar. 31 2011
Interest on long-term debt	$28	$35
Interest on securitizations and other	5	9
Accretion of decommissioning provisions	1	1
Finance costs	34	45
Finance income	(1)	(1)
Finance costs, net	$33	$44

6.              Income taxes

	Three Months Ended
(unaudited, millions of U.S. dollars)	Mar. 31 2012	Mar. 31 2011
Profit before income taxes from continuing operations	$254	$212
Statutory income tax rate	25.0%	26.5%
Computed income tax expense	$64	$56
(Decrease) increase in taxes resulting from:
Unrecognized loss carryforwards	(6)	4
Other	(1)	3
Income tax expense	$57	$63

The major components of income tax expense in the unaudited interim consolidated income statements are:

	Three Months Ended
(unaudited, millions of U.S. dollars)	Mar. 31 2012	Mar. 31 2011
Income taxes
Current income tax expense	$79	$38
Deferred income tax (recovery) expense	(22)	25
Income tax expense	57	63
Income tax recovery recognized in other comprehensive income	(1)	(1)
Total income taxes	$56	$62

7.              Assets and liabilities held for sale and discontinued operations

INEOS NOVA joint venture

On October 31, 2010, we entered into an agreement with an affiliate of INEOS Group Ltd. (“INEOS”) providing for the sale of our 50% interest in the INEOS NOVA joint venture.  The negotiated sale price was subject to several deductions.  Some of these deductions were fixed as of October 31, 2010, such as our 50% share of the joint venture’s net indebtedness and some were estimated on the closing date, such as indemnified and unindemnified pension liabilities.

The sale closed on February 28, 2011.  At closing we received approximately $65 million (€47 million).  This amount does not represent our final net proceeds from the sale, because one of the pension liabilities which was estimated as of closing has not been finalized.  The final determination of this liability is not expected to be completed until necessary regulatory approval is received, at which time the proceeds will again be adjusted.  We do not expect the adjustment to be material.  For the three months ended March 31, 2011 we recorded a loss of $2 million on the sale. Associated results of operations and cash flows are separately reported as discontinued operations for all periods presented.

SYNTHEON

During the second quarter of 2010, our Board of Directors approved the sale, subject to certain conditions, of our building and construction business, collectively known as SYNTHEON.  The SYNTHEON portfolio of businesses includes SYNTHEON Inc.; Accelerated Building Technologies LLC; NCE Inc.; NOVA Chemicals Chile Limitada; our 50% interest in both Novidesa S.A. de C.V. and Reliance Innovative Building Solutions Pvt. Ltd (both joint ventures); and intellectual property relating to both the building and construction products and Elemix® concrete additive.  We initially anticipated that the sale would be completed in 2010; however negotiations with the intended acquirer ended without a sale being completed.  Management has since developed a formal plan for the sale of SYNTHEON assets and expects any disposal to be completed by the end of 2012.  Associated results of operations and cash flows are separately reported as discontinued operations for all periods presented and the associated financial position is separately reported as assets and liabilities held for sale as of March 31, 2012 and December 31, 2011.

Summarized financial information for our 50% interest in the former INEOS NOVA joint venture (“INJV”) and SYNTHEON are presented below:

(unaudited, millions of U.S.	Three Months Ended Mar. 31, 2012			Three Months Ended Mar. 31, 2011
dollars)	INJV	SYNTHEON	Total	INJV	SYNTHEON	Total

Revenues	$—	$7	$7	$—	$4	$4

(Loss) profit from discontinued operations, before tax	$—	$(6)	$(6)	$22	$(3)	$19
Loss on disposal, before tax	—	—	—	(2)	—	(2)
Income tax (expense) recovery	—	—	—	(4)	1	(3)
(Loss) profit from discontinued operations, net of tax	$—	$(6)	$(6)	$16	$(2)	$14

	Mar. 31, 2012			Dec. 31, 2011
(unaudited, millions of U.S. dollars)	INJV	SYNTHEON	Total	INJV	SYNTHEON	Total

Current assets
Cash and cash equivalents	$—	$3	$3	$—	$2	$2
Trade and other receivables	—	7	7	—	5	5
Inventories	—	2	2	—	2	2
Other current assets	—	2	2	—	2	2
	—	14	14	—	11	11
Investments in joint ventures	—	1	1	—	3	3
Property, plant and equipment	—	7	7	—	8	8
Assets held for sale	$—	$22	$22	$—	$22	$22

Current liabilities
Trade and other payables	$—	$8	$8	$—	$7	$7
Other current liabilities	—	1	1	—	—	—
	—	9	9	—	7	7
Liabilities associated with assets held for sale	$—	$9	$9	$—	$7	$7

8.              Property, plant and equipment

(unaudited, millions of U.S. dollars)	Land	Buildings, structures & production plants	Machinery & equipment	Information system hardware	Vehicles	Office furniture & fixtures	Assets under construction	Total

Cost
At December 31, 2011	$44	$3,832	$12	$13	$8	$9	$109	$4,027
Additions	—	3	—	1	—	—	30	34
Disposals	—	(6)	—	—	—	—	—	(6)
Transfers	—	26	—	—	1	—	(27)	—
At March 31, 2012	$44	$3,855	$12	$14	$9	$9	$112	$4,055

Depreciation
At December 31, 2011	$—	$568	$3	$7	$1	$2	$—	$581
Depreciation	—	62	1	1	1	—	—	65
Disposals	—	(4)	—	—	—	—	—	(4)
At March 31, 2012	$—	$626	$4	$8	$2	$2	$—	$642

Net book value
At March 31, 2012	$44	$3,229	$8	$6	$7	$7	$112	$3,413
At December 31, 2011	$44	$3,264	$9	$6	$7	$7	$109	$3,446

Capital commitments

See Note 11 for capital commitments.

9.              Long-term debt

(unaudited, millions of U.S. dollars, unless otherwise noted)	Maturity		Mar. 31 2012	Dec. 31 2011
Revolving credit facilities	2013 - 2015	(1)	$—	$—
Unsecured debentures and notes
$400	2012	(2)	—	400
$400	2013	(2)	373	369
$350	2016	(2)	343	342
$350	2019	(2)	342	341
$100	2025	(2)	77	77
			$1,135	$1,529
Accounts receivable securitization programs	2014-2015		219	182
Other debt	2012-2020		30	30
Total			$1,384	$1,741
Less long-term debt due within one year			(1)	(582)
Long-term debt			$1,383	$1,159

(1)                                 As of March 31, 2012, three facilities totaling $565 million:  $425 million due December 17, 2015, $40 million due September 20, 2013 and $100 million due September 20, 2015.

(2)                                 Callable at the option of the Company at any time.

We have three revolving credit facilities totaling $565 million as of March 31, 2012 (three totaling $565 million as of December 31, 2011).  As of March 31, 2012 and December 31, 2011, we had utilized $17 million of our revolving credit facilities.

On January 17, 2012, we repaid our $400 million 6.5% notes using cash-on-hand.

We have two accounts receivable securitization programs (one in the U.S. and one in Canada).  In January 2012, we amended our Canadian accounts receivable securitization program to extend the term for three years to February 11, 2015.  The Canadian program allows for maximum funding of $100 million.  In February 2012, we amended our U.S. accounts receivable securitization program to extend the term for two years to January 30, 2014 and to increase the maximum funding from $100 million to $125 million.  At March 31, 2012, the combined balance under the programs was $219 million and is included in long-term debt.  At December 31, 2011, the combined balances under the programs were $182 million and are included in long-term debt due within one year.  At March 31, 2012 and December 31, 2011, the maximum funding availability of the programs was $225 million and $200 million, respectively.

Our $425 million secured revolving credit facility and our accounts receivable securitization programs are governed by financial covenants which require quarterly compliance.  The covenants require a maximum senior debt-to-cash flow ratio of 3:1 computed on a rolling twelve month basis and a debt to capitalization ratio not to exceed 60%.  We were in compliance with these covenants at March 31, 2012.

As of March 31, 2012, we had $42 million ($43 million as of December 31, 2011) outstanding on our standby letter of credit facility.

10.            Provisions

(unaudited, millions of U.S. dollars)	Restructuring	Decommissioning	Environmental	Legal	Total
At December 31, 2010	$4	$99	$3	$92	$198
Additions	—	—	—	15	15
Transferred from a disposal group	—	—	2	—	2
Interest expense	—	4	—	—	4
Utilized	(2)	—	—	—	(2)
Reversed	(1)	—	—	—	(1)
Foreign exchange	—	(2)	—	—	(2)
At December 31, 2011	$1	$101	$5	$107	$214
Interest expense	—	1	—	—	1
Utilized	(1)	—	—	—	(1)
Reversed	—	(5)	—	—	(5)
Foreign exchange	—	1	—	—	1
At March 31, 2012	$—	$98	$5	$107	$210

Classified as:	Mar. 31 2012	Dec. 31 2011
Current	$108	$109
Non-current	102	105
	$210	$214

11. Commitments and contingencies

We are involved in litigation from time-to-time in the ordinary course of business. Among these items is a claim filed against us in the Court of Queen’s Bench of Alberta by Dow Chemical Canada ULC and its European affiliate concerning our third ethylene plant at our Joffre site. The amount of the claim was initially $120 million, but, on August 12, 2010, the court granted an application to amend the amended statement of claim to update the damage claims and add new claims. Accordingly, the amount of the claim is now approximately $300 million. We initially counterclaimed in the same action for approximately $300 million. We have filed an amended statement of defense and counterclaim. The amount of our counterclaim is now approximately $700 million.

In 2005, The Dow Chemical Company (“Dow Chemical”) filed a complaint against us for alleged patent infringement. The complaint, filed in the Federal District Court in Delaware, alleged that certain grades of our SURPASS® polyethylene film resins infringe two Dow Chemical patents. In June 2010, a jury trial took place resulting in a June 15, 2010, verdict against us which awarded damages in the amount of $61.8 million based on sales of SURPASS resin in the United States through the end of 2009. On July 30, 2010, the court awarded Dow Chemical pre-judgment interest in the amount of $14.3 million. In a subsequent bench trial, the judge ruled that Dow Chemical had standing to bring the suit, holding that Dow Chemical continuously owned the patents in suit.

Following the jury verdict, both parties filed certain motions with the District Court in Delaware, including a motion by Dow Chemical seeking a permanent injunction to require us to stop importing and selling certain sLLDPE grades of SURPASS resin in the United States. Given the substantial issues for appeal, including the question of Dow Chemical’s standing in the case, the short unexpired term of the patents and the possibility that we would prevail on appeal, the court was not persuaded that entry of a permanent injunction would serve the parties or the public interest and the judge denied Dow Chemical’s motion for a permanent injunction. Accordingly, the court’s order allowed us to continue to sell the alleged infringing grades of the SURPASS resin to existing customers in the United States pending expiration of the patents in October 2011.

We appealed the verdict to the Court of Appeals for the Federal Circuit (“CAFC”) on several grounds. To stay execution (i.e., collection) of the money judgment pending the outcome of the appeal, we posted a bond in the amount of the jury verdict plus pre-judgment interest as awarded by the court, post-judgment interest at a prescribed statutory rate and costs as determined by the court. The bond is secured with cash collateral in the amount of $85 million, which is reported as restricted cash on the consolidated statements of financial position. Oral arguments for the appeal were heard on October 4, 2011. In January 2012, a panel of three CAFC judges affirmed the District Court ruling in a 2-1 non-precedential disposition. In February 2012, we petitioned the CAFC for an en banc (all members of the CAFC) review of the panel decision, which was denied. We are currently preparing a petition for Certiorari (review) with the U.S. Supreme Court to hear our appeal, which is due by June 25, 2012.

The patents at issue in the U.S. patent litigation expired on October 15, 2011. No accruals have been made beyond that date on the sales of the alleged infringing grades of SURPASS resin in the United States. As of March 31, 2012, $107 million (December 31, 2011 — $107 million) has been accrued with respect to this claim, which represents the $76 million award plus $31 million based on sales and interest through March 31, 2012. As of March 31, 2012 and December 31, 2011, both the provision and restricted cash are reported as current on the consolidated statements of financial position.

In December 2010, Dow Chemical filed a Statement of Claim against us in Federal Court in Canada alleging that certain grades of our SURPASS polyethylene film resins infringe a Dow Chemical Canadian patent that is related to the U.S. patents subject to the suit in the United States. We filed our statement of defense and counterclaim in March 2011. In April 2011, the Court ordered the trial to commence in January 2013. As this litigation is still in its early stages, and we believe it is not probable that Dow Chemical’s action will succeed, no amount has been accrued as of March 31, 2012 with respect to this claim.

Capital commitments

At March 31, 2012, we had capital commitments of $64 million primarily relating to various growth and sustaining capital projects.

Other commitments

In late 2011, our Mooretown low-density polyethylene facility suffered an unplanned shutdown. We will need to perform extensive repairs to return the facility to full operations; however, in the interim, we have modified the facility and will operate it at lower production rates.  In April 2012, we ended the Force Majeure for a limited number of our low-density polyethylene grades.  For the balance of our low-density polyethylene product slate, we expect the Force Majeure to remain in effect until full operations are restored at the facility, which we anticipate to be in the second quarter of 2013.

In March 2012, we executed a definitive agreement with Statoil Marketing and Trading Inc. for a long-term supply of ethane from the Marcellus Shale Basin.

12. Subsequent Events

In May 2012, we signed a memorandum of understanding with Mistral Midstream Inc. to purchase ethane from a proposed gas processing facility to be located in southeast Saskatchewan, Canada.  Ethane from this new facility will be transported on the Vantage Pipeline to Alberta.  The Vantage Pipeline is expected to be commissioned in the second quarter of 2013, subject to receipt of regulatory and other approvals.

Forward-Looking Information

This earnings report contains forward-looking information with respect to NOVA Chemicals.  By its nature, forward-looking information requires us to make assumptions and is subject to inherent risks and uncertainties.  There is significant risk that predictions, forecasts, conclusions and projections that constitute forward-looking information will not prove to be accurate, that our assumptions may not be correct and that actual results may differ materially from such forward-looking information.

The words “believe”, “expect”, “plan”, “intend”, “estimate”, or “anticipate” and similar expressions, as well as future or conditional verbs such as “will”, “should”, “would”, and “could” often identify forward-looking information.  Specific forward-looking information contained in this earnings report includes, among others, statements regarding:  the unplanned shutdown of our Mooretown LDPE facility and our plans to operate the facility at lower production rates with a limited range of products until extensive repairs are completed and full operations are restored, which we anticipate to occur in the second quarter of 2013; our plans for SYNTHEON; our expectations regarding the adjustments to the proceeds from the sale of our interest in the INEOS NOVA joint venture; our memorandum of understanding with Mistral Midstream Inc. to purchase ethane from a proposed gas processing facility to be located in southeast Saskatchewan, Canada and the expected timing of commissioning of the Vantage Pipeline; and our beliefs regarding our litigation with Dow Chemical.  Detailed information about some of the known risks and uncertainties is included in the “Risk Factors” section of our annual report on Form 20-F filed with the United States Securities and Exchange Commission (“SEC”) on March 13, 2012 as well as our other filings with the SEC which can be obtained on our website at http://www.novachemicals.com or the SEC’s website at http://www.sec.gov.  Readers are specifically referred to those documents.

Our forward-looking information is expressly qualified in its entirety by this cautionary statement.  In addition, the forward-looking information is made only as of the date of this earnings report, and except as required by applicable law, we undertake no obligation to publicly update this forward-looking information to reflect new information, subsequent events or otherwise.

Trademark Information

 is a registered trademark of NOVA Brands Ltd.; authorized use.

SURPASS® is a registered trademark of NOVA Chemicals Corporation in Canada and of NOVA Chemicals (International) S.A. elsewhere; authorized use/utilisation autorisée.

Elemix® is a registered trademark of NOVA Chemicals Inc.

INVESTOR INFORMATION

Contact Information

Phone:           (403) 750-3600 (Canada) or (412) 490-4000 (United States)

Internet:        www.novachemicals.com          E-Mail: public@novachem.com

NOVA Chemicals Corporation

1000 Seventh Avenue S.W., P.O. Box 2518

Calgary, Alberta, Canada T2P 5L5

For investors and media — Pace Markowitz (412) 490-4952

NOVA Chemicals files additional information with Canadian securities administrators.  This information can be accessed through the System for Electronic Document Analysis and Retrieval (SEDAR), at www.sedar.com.  This same information is filed with the U.S. Securities and Exchange Commission and can be accessed via their Electronic Data Gathering Analysis and Retrieval System (EDGAR) at www.sec.gov/edgar.shtml.

Any questions and requests for assistance in surrendering certificates representing shares of NOVA Chemicals in order to receive consideration for such shares may be directed to the office of the depositary, CIBC Mellon Trust Company at 320 Bay Street, Basement Level (B1), Toronto, Ontario, M5H 4A6; telephone:  (416) 643-5500; e-mail: inquiries@canstockta.com.

If any holder of common shares fails to surrender to the depositary the certificates formerly representing common shares, together with such other documents required to entitle the holder to receive payment for his/her/its common shares, on or before July 6, 2015, such certificates will cease to represent a claim by or interest of any kind of a holder, and the payment to which the former holder was entitled will be deemed to have been surrendered and forfeited to IPIC for no consideration.